(212) 318-6086

johnwheeler@paulhastings.com

July 11, 2018	75302.00001

VIA EDGAR

Mr. Chad Eskildsen

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Brookfield Global Listed Infrastructure Income Fund Inc. (811-22570)

Brookfield Real Assets Income Fund Inc. (811-23157)

Brookfield Investment Funds (811-22558)

Dear Mr. Eskildsen:

This letter responds to your telephonic comments communicated to the undersigned on June 11, 2018, with respect to (1) the most recent Annual Report on Form N-CSR (the “Annual Report”) of each of Brookfield Global Listed Infrastructure Income Fund Inc. (“INF”), Brookfield Real Assets Income Fund Inc. (“RA”), and Brookfield Investments Funds (the “Trust,” and together with INF and RA, the “Funds”), each of which was filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2018; (2) the prospectus of the Trust (the “Prospectus”), which was filed with the SEC on April 26, 2018; and the most recent fact sheets of INF and RA, dated March 31, 2018 and April 30, 2018, respectively (together, the “Fact Sheets”).

The Funds’ responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.  Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Annual Reports, the Prospectus, or the Fact Sheets, as applicable.

Brookfield Global Listed Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc.:

Comment 1: Please consider revising the Fact Sheets to include additional disclosure regarding return of capital (“ROC”) and the effect any ROC distributions may have on Fund shareholders.

Response 1: The Fact Sheets will be revised to include additional disclosure regarding ROC and any associated impact on Fund distributions.  The additional disclosure will read substantially in the form below:

“In the event that the total distributions on the Fund’s Common Shares exceed the Fund’s current and accumulated earnings and profits allocable to such shares, the excess distributions will generally be treated as a tax-free return of capital (to the extent of the shareholder’s tax basis in the shares).  A return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gain. Shareholders should not assume that the source of a distribution from the Fund is net profit or income. Distributions sourced from paid in capital should not be considered the current yield or the total return from an investment in the Fund. The amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in the common shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential loss on the sale of the shares.”

Comment 2: Note 10 in the Notes to Financial Statements in INF’s Annual Report and Note 12 in the Notes to Financial Statements in RA’s Annual Report discuss “dividends” paid after year end.  Since these Funds have made ROC distributions, please consider using a term other than “dividends” to describe these payments.

Response 2: In future Annual and Semi-Annual Shareholder Reports, the relevant Notes to Financial Statements for INF and RA will use the term “distributions” rather than “dividends.”

Brookfield Real Assets Income Fund Inc.:

Comment 3: In the Financial Highlights section of RA’s Annual Report, please include a Net Expenses figure that includes both fee waivers and interest expense.

Response 3: In future Annual Reports, the Financial Highlights section will include a figure for “Net Expenses, including fee waivers and reimbursement and interest expense.”

Comment 4: In Note 5 to the Notes to Financial Statements in RA’s Annual Report, please provide additional details with respect to the recoupment of waived fees to bring the disclosure in line with that of the Trust.  For example, please mention for how long the fees can be recouped and the percentage limitation of the total annual operating expenses after giving effect to any recoupment.

Response 4: RA respectfully submits that the operating expenses limitation agreement does not provide for the recoupment of advisory fees waived and/or expenses reimbursed and will expire, pursuant to its terms, on December 5, 2018. In future Annual and Semi-Annual Shareholder Reports, the relevant disclosure will be clarified accordingly.

Brookfield Investment Funds:

Comment 5: In the “Investment Transactions and Investment Income” paragraph of Note 2 to the Notes to Financial Statements in the Trust’s Annual Report, please disclose how the Trust estimates distributions received from REITs, as well as whether any ROC distributions are received from REITs.

Response 5:  In future Annual and Semi-Annual Shareholder Reports, the Trust will enhance the relevant paragraph of Note 2 to the Notes to Financial Statements to include additional disclosure substantially in the form below:

“Distributions from REITs are recorded as ordinary income, net realized capital gain or return of capital based on information reported by the REITs and management’s estimates of such amounts based on historical information.  These estimates are adjusted when the actual source of distributions is disclosed by the REITs and actual amounts may differ from the estimated amounts.”

Comment 6:  Note 3 to the Notes to Financial Statements in the Trust’s Annual Report includes references to the Adviser’s right to receive reimbursements or recoup waived fees pursuant to the expense limitation agreements between the Adviser and the Trust. Please revise the applicable fee tables in the Prospectus to include disclosure of this recapture provision.

Response 6:  At the next annual update for the Trust, the footnotes to the applicable fee tables in the Prospectus will be revised to include the following disclosure: “[a]ny waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund within three fiscal years after the occurrence of the waiver and/or reimbursement, provided that the Fund is able to effect such payment to the Adviser and remain in compliance with the expense cap in effect at the time the waivers and/or reimbursements occurred.”

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ John Wheeler

John Wheeler
for PAUL HASTINGS LLP